FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of September, 2018

Commission File Number: 001-13240

Enel Generación Chile S.A.

(Translation of Registrant’s Name into English)

Santa Rosa 76

Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes [ ] No [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes [ ] No [X]

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission

pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes [ ] No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNIFICANT EVENT

Enel Generación Chile S.A.

Securities Registration Record N° 0114

Santiago, September 14, 2018

Ger. Gen. N°79 /2018

Mr. Joaquín Cortés Huerta

Chairman

Financial Market Commission

1449 Libertador Bernardo O’Higgins Ave.

Santiago, Chile

Ref.:      SIGNIFICANT EVENT

Dear Sir,

In accordance with articles 9 and 10, second subparagraph, of the Securities Market Law N° 18,045, and as established under General Norm N°30 of the former Superintendence of Securities and Insurance (“SVS”, currently replaced by the Financial Market Commission), I hereby inform you of the following significant event, duly authorized on behalf of Enel Generación Chile S.A. (“Enel Generación” or the “Company”):

Regarding Los Cóndores project reported to SVS through a significant event the day 01.04.2014 that the company is currently developing in Maule watershed, in meeting held on August 29, 2018, the Board of Directors of Enel Generación Chile S.A., unanimously agreed to approve that the civil works will be finished in the last quarter of year 2020 and then follow start up and the successive commercial operation of the two units of Los Cóndores power plant, with an investment of US$ 957.3 million.

The direct financial effects until the indicated amount, are regarding with the future payments for the construction and ending of Los Cóndores project, not being possible stablish at this date the financial effect of the longer start up period, which will depend, among others, of the future marginal cost, current power purchases agreements prices, the energy and power capacity demand, the Electric National Coordinator’s maintenance and dispatch of others power plant units, the foreign exchange, and the fuel prices.

Sincerely,

Valter Moro

Chief Executive Officer

Enel Generación Chile S.A.

c.c.:  Banco Central de Chile

Bolsa de Comercio de Santiago

Bolsa Electrónica de Chile

Bolsa de Corredores de Valparaíso

Banco Santander –Representantes Tenedores de Bonos

Depósito Central de Valores

Comisión Clasificadora de Riesgos

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Generación Chile S.A.

	By:	/s/ Raúl Arteaga E .
		Name:	Raúl Arteaga E.
		Title:	Chief Financial Officer

Date: September 20, 2018